Mail Stop 3561

July 11, 2007

Mr. Robert W. Pangia, CEO
Highlands Acquisition Corp.
One Paragon Drive, Suite 125
Montvale, New Jersey 07645

> Re: **Highlands Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed on June 8, 2007**
> **File No. 333-143599**

Dear Mr. Pangia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

2.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

3.   Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact with any potential acquisition candidates prior to the company's incorporation.

4.   We note that the company intends to focus its search in the healthcare industry.
        In an appropriate section, please define this industry. Also, please define the
        orthopedic industry.

5.   Please tell us the factors you considered in determining to value this offering at
        $100,000,000 ($115,000,000 if the underwriters' over-allotment option is
        exercised in full). Please also tell us the factors you considered when determining
        that you might need $98,250,000 ($112,650,000 if the underwriters' over-
        allotment option is exercised in full) in the trust fund to effect the business
        combination contemplated by the registration statement. It does not appear to the
        staff as though the determination to value the offering at this amount was an
        arbitrary decision and we would like to know the specific factors and motivations
        behind the valuation.

6.   We note that management is affiliated with various private equity or investment
        companies, some of which specialize in the healthcare industry. Please clearly
        discuss in appropriate places in the registration statement whether Highlands
        Acquisition may acquire an entity that is either a portfolio company of or has
        otherwise received a financial investment from these affiliated funds. In the case
        of a combination with an affiliate of existing stockholders, officers, and directors,
        please disclose whether the company will obtain an opinion from an independent
        banking firm that the business combination is fair to stockholders from a financial
        point of view. Please discuss in detail any consideration that the company,
        officers, or directors have given to entering into a business combination with
        companies affiliated with the company's existing stockholders, officers, and
        directors.

7.   We note the disclosure that, "Our efforts in identifying a prospective target will
        not be limited to a particular industry." In light of the fact that you will not be
        limited to a particular industry, please revise your Item 101 of Regulation S-K
        disclosure to discuss your intended search process in more detail since you are
        able to acquire companies outside of management's expertise along with relevant
        risk factors. Revise to clarify if there is a time frame or monetary amount used
        that will trigger your search of companies not in the initial industry focus.
        Disclose in detail the factors the company would use to decide to invest in a
        business that is outside of its healthcare expertise. Explain how this criterion
        differs from those used to evaluate healthcare businesses.

        In addition, we note your disclosure on page 49 regarding your belief that "the
        healthcare industry represents an attractive environment for [y]our management
        team to complete a business combination which will serve as a platform for future
        growth" and that "the healthcare industry represents an attractive target for [y]our

investment focus based on several key trends driving growth." Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

8.   We note the disclosure throughout the registration statement that certain existing shareholders and their affiliates have agreed to purchase an aggregate of 1,000,000 units prior to the consummation of the business combination. Please describe in detail the business purpose of this transaction. Also disclose whether the existing shareholders and their affiliates are bound to purchase the securities, and if so, please include the disclosure required in Part II of the registration statement. If not, please discuss when such agreements will be entered into. In addition, please describe the principal terms of any related agreements and the file agreements as exhibits. Lastly, please discuss the intended use of proceeds from such funding. We may have further comment.

9.   We note the transfer restrictions upon the founders' units, sponsors' warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of those entities. If not, for each entity, please describe its business, the number of owners or interest holders, and its relationship with Ivy Capital Partners, Kanders and Company, and their respective affiliates.

Summary, page 1

10.   Please identify the source of your healthcare industry statistics. For example, if you are relying information from the United States Department of Health and Human Services' Centers for Medicare and Medicaid Services, cite the specific report(s), author(s), and date(s) of publication. Please ensure to provide specific cites for all of your statistical disclosure. Also revise accordingly the disclosure on page 49.

11.   We note the disclosure that, "We will seek to acquire a business combination whose operations can be improved and enhanced with our … intellectual resources." Please reconcile this statement with the disclosure on page 57 that "it is unlikely that any of them [directors] will devote their full efforts to our affairs subsequent to a business combination." Please clearly indicate in the summary whether management expects to continue with the company after the combination. If so, please discuss the how the company intends to accomplish

this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company's management and/or directors will be able to maintain their positions with the company post-business combination.

Private Placements, page 3

12.   We note the disclosure regarding the purchases of securities in private placements by existing shareholders and their affiliates. Please disclose here, or in an appropriate section elsewhere, the names of the affiliates.

The Offering, page 4

Co-Investment units purchased through private placement, page 8

13.   We note the disclosure on page 9, and similar disclosure elsewhere, that "the other purchasers will have the ability to satisfy the defaulting purchaser's co-investment obligation (and if they do, then the defaulting purchaser will sell his founders' units to the other purchasers at their original cost)." Please disclose whether the other purchasers have agreed to purchase the defaulting purchaser's units in the case of default. If so, please describe the agreement in which the other purchasers have agreed to make these purchases.

Conditions to consummating our initial business combination, page 13

14.   The prospectus states that, if the company acquires less than 100% of one or more target businesses, the aggregate fair market value of the portion(s) acquired must equal at least 80% of the balance in the trust account (excluding the deferred underwriting compensation) at the time of the transaction. In the business section, please describe the circumstances in which the company would acquire minority interests in one or more companies. We may have further comment.

Risk Factors, page 19

15.   Please complete the blank spaces in the sixth risk factor on page 20, beginning with "Because there are numerous companies with a business plan similar to our ...." In addition to "similarly structured blank check companies," please list comparison figures for blank check companies with a focus on the healthcare industry.

16.   On page 25, the company mentions that the board may or may not obtain an opinion from an unaffiliated third party as to the fair market value of the target business. Please disclose the factors as to why or why not the board would seek a fairness opinion from an unaffiliated third party.

17.   Please complete the blank spaces in the risk factor on page 30, beginning with "Because of our limited resources and structure …." Please list the failure rate of blank check companies that have a focus on the healthcare industry.

Proposed Business, page 49

18.   On pages 50-51, the company's structure is described as being attractive for private businesses to go public, as it will provide greater certainty and lower costs. Please explain why the company believes this to be true and reconcile it with the difficulties outlined on pages 66-67.

19.   On page 52, the company stated it may use third party finders and pay a finder's fee to locate potential businesses. Please disclose when and why the company would use a finder and how it would calculate a reasonable fee. Please also disclose why the company would need the use of finders when its management expertise includes industry contacts and expertise in locating attractive business opportunities.

Limited ability to evaluate the target business' management, page 57

20.   The prospectus states that "it is unlikely any [directors] will devote their full efforts to our affairs subsequent to a business combination." Please clarify if this statement means it is unlikely that any of the current directors will remain a director after the business combination.

Management, page 69

21.   The biography of Russell Warren, M.D., omits any reference to Ivy Capital Partners, Ivy Capital Healthcare L.P., Ivy Healthcare Capital L.P., and Fieldpoint Capital, LLC. Please revise as applicable.

22.   The biography of Warren B. Kanders refers to Armor Holdings' $4.1 billion merger agreement with BAE Systems PLC. Please disclose why the value of this transaction is relevant. Otherwise please omit. Mr. Kanders' biography also omits any reference to Highland Equity. Please revise as applicable.

Executive Officer and Director Compensation, page 73

23.   On page 73, the company states that "[n]o other director has a relationship with or interest in Kanders & Company or Ivy Capital partners." Please confirm that the independent directors have no relationships with Kanders & Company, Highland Equity, Clarus Corporation, Ivy Capital Partners, Ivy Healthcare Capital L.P., Ivy Healthcare Capital II L.P., and Fieldpoint Capital, LLC, or any of their portfolio companies.

Conflicts of Interest, page 75

24.   On page 75, you disclose that the officers and directors agreed not to organize or become involved with any other blank check company with a focus on acquiring a target business in the healthcare industry until the initial business combination is consummated.   Please disclose if this agreement is in a binding written contract and reference the appropriate exhibit(s). Also, please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies without a healthcare focus. Please clarify if officers and directors are free to immediately organize, promote, or become involved with other investment vehicles having a business plan of acquiring a healthcare business that they do not have a pre-existing disclosed relationship with. Please revise accordingly the third bullet point on page 76.

25.   We note the disclosure in the first bullet point on page 76. Please clarify how the officers and directors will allocate their time between the company and those entities in which they have pre-existing fiduciary obligations.

26.   Please disclose more information about Clarus Corporation, Ivy Capital Partners, Ivy Healthcare Capital L.P., and Ivy Healthcare Capital II L.P. For each entity, please focus on its ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity.

Principal Stockholders, page 78

27.   Please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Highland Equity LLC and Fieldpoint Capital, LLC.

28.   Please clarify that Fieldpoint Capital, LLC, is located at the same business address referred to in footnote 1, page 78.

29.   In footnote 2, page 78, please clarify that Highland Equity LLC's business address is One Landmark Square, 22dd Floor, Stamford, Connecticut 06901.

30.   Please advise whether the founders,' sponsors' and co-investment warrants are subject to the same 15 month waiting period as the public stockholders' warrants. If they are not, please revise and add any related risk factors, e.g., the founders and sponsors' warrants could be exercised prior to the public stockholders' warrants.

31.   Please clarify whether a purchaser in a private sale of founders' common stock would receive any portion of the liquidation proceeds in the event of a liquidation. State also whether a purchaser would have conversion rights for purchased shares.

Underwriting, page 80

32.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements

33.   Please provide a currently dated consent of the independent accountants in any amendment.

Part II

Item 15. Recent Sale of Unregistered Securities

34.   Please disclose whether Highland Equity LLC, Fieldpoint Capital, LLC and Ivy Healthcare Capital II, L.P. are accredited investors. See Rule 501 of Regulation D. Please disclose if any of these entities were formed for the purpose of investing in Highlands Acquisition Corp. If yes, please disclose the number of investors in each entity and describe whether the investors are accredited under Rule 501.

Exhibits

35.   Please file all available exhibits listed in Item 16 of the prospectus with your next amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Jeffery M. Gallant, Esq.
        Fax: (212) 818-8881